UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2011.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements And Supplemental Schedule Cenveo 401(k) Savings and Retirement Plan Year Ended December 31, 2011 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Table of Contents

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP
Harrison, New York
June 28, 2012

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
ASSETS
Investments, at fair value
Common/collective trusts	$196,483,064	$202,323,137
Mutual funds	119,943,922	136,185,738
Cenveo common stock	8,431,531	11,735,427
Total investments	324,858,517	350,244,302
Receivables
Notes receivable from participants	11,607,740	12,338,336
Employee contributions	390,751	338,385
Employer contributions	—	367
Total receivables	11,998,491	12,677,088
Non-interest bearing cash	2,344	14,316
Total assets	336,859,352	362,935,706
LIABILITIES
Accrued administrative expenses	40,584	12,490
Net assets reflecting investments at fair value	336,818,768	362,923,216
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(2,448,247)	(3,686,010)
Net Assets Available for Benefits	$334,370,521	$359,237,206

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

ADDITIONS
Contributions
Employer contributions	$7,161
Employee contributions	14,775,661
Rollover contributions	1,876,552

Total contributions	16,659,374

Investment income (loss)
Net depreciation in fair value of investments	(8,865,559)
Interest and dividend income	6,613,661

Total investment income (loss)	(2,251,898)

Total additions, net of investment income (loss)	14,407,476

DEDUCTIONS
Distributions to participants	38,574,624
Administrative expenses	699,537

Total deductions	39,274,161

Net decrease	(24,866,685)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	359,237,206

End of year	$334,370,521

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994 and is a profit sharing plan with a deferral feature of Cenveo Corporation (Company). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 (ERISA). All Plan assets are held by the Plan's trustee, Mercer Trust Company (Mercer).

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period, become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service (IRS). Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company makes non discretionary matching contributions to the Plan in accordance with their respective union agreements. In 2011, the Company renegotiated certain union contacts and ceased making matching non discretionary contributions to the Plan. The Company may make discretionary matching contributions for nonunion employees who are active as of December 31 and have completed 1,000 hours of service or terminated during the year after reaching age 65 or due to death or disability.The Company did not make any non discretionary matching contributions to the Plan for the year ended December 31, 2011.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Notes Receivable from Participants

Under the current Plan, participants may borrow from the Plan a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested interest in their account. Such loans bear interest at the prime rate (as published in The Wall Street Journal) of the first business day of the month in which the loan is made plus 1%. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.           Description of the Plan (continued)

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for hardship distributions if certain conditions are met.

Expenses

Certain administrative expenses of the Plan are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participants’ accounts.

Forfeitures

Upon termination by a participant, Company contributions that have not vested are forfeited and used to offset future administrative expenses or Company contributions. At December 31, 2011 and 2010, forfeited non-vested non-participant directed accounts totaled $2,264,221 and $2,460,626, respectively. The Company paid $276,747 for administrative expenses using non-vested forfeitures in 2011.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Risk and Uncertainties

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds, Cenveo common stock or common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurement

The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market values, except for certain common/collective trusts, which are recorded at contract value. Purchases and sales are recorded on a trade-date basis. Interest income is on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized and realized appreciation

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

2.           Summary of Significant Accounting Policies (continued)

(depreciation) of investments during the year is included in net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest, and are classified as notes receivable from participants. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Pronouncement

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity's use of fair value measurements. The amended standards require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications; provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification; and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the amendment was effective for the Plan as of January 1, 2010. The adoption of these provisions of the amendment did not have a material effect on the Plan's financial statements.

Recent Accounting Pronouncement

In May 2011, the FASB issued an amendment to the accounting standards related to fair value measurements and disclosure requirements that result in a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between U.S. GAAP and International Financial Reporting Standards. This standard provides certain amendments to the existing guidance on the use and application of fair value measurements and maintains a definition of fair value that is based on the notion of exit price. This standard will become effective for the Plan on January 1, 2012 and is not expected to have a material impact on the Plan's financial statements.

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated July 14, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely then not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations prior to December 31, 2008.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

4.           Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2011	2010

Mutual Funds:
PIMCO Total Return Fund	$32,480,682	$35,368,030
T. Rowe Price Blue Chip Growth Fund	26,884,574	29,008,888
Harbor Capital International Fund	22,047,446	27,948,601
Common/Collective Trusts:
SSGA S&P 500 Index Flagship	45,204,194	48,670,552
Pyramis Index Lifecycle 2020	17,862,221	*
Putnam Stable Value Fund	72,007,258	63,640,722

*Investment represents less than 5% of the Plan's net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2011 as follows:

Common/collective trusts	$1,424,443
Mutual funds	(6,142,844)
Cenveo common stock	(4,147,158)
$(8,865,559)
Fully Benefit-Responsive Investment Contracts

At December 31, 2011, the Plan was invested in a fully benefit-responsive investment contract called the Putnam Stable Value Fund. At December 31, 2010, the Plan was invested in two fully benefit-responsive investment contracts called the Putnam Stable Value Fund and the Fidelity Managed Income Portfolio Fund. These funds maintain their contributions in common/collective trusts. The investment contracts are included in the financial statements at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment in these funds at contract value.

The fair value of the Putnam Stable Value Fund at December 31, 2011 and 2010 was $74,455,505 and $67,283,517, respectively. For the years ended December 31, 2011 and 2010, the crediting interest rates were approximately 3.2% and 4.2%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately 3.1% and 4.0% for the plan years ended December 31, 2011 and 2010, respectively.

The fair value of the Fidelity Managed Income Portfolio Fund at December 31, 2010 was $5,314,980. For the year ended December 31, 2010, the crediting interest rate was approximately 1.4%. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rate was approximately 2.7% for the year ended December 31, 2010.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total
Common/collective trusts
Lifecycle funds	$—	$76,823,366	$—	$76,823,366
Stable value funds	—	74,455,505	—	74,455,505
Balanced funds	—	45,204,193	—	45,204,193
Total common/collective trusts	—	196,483,064	—	196,483,064
Mutual funds
Stock funds	87,463,240	—	—	87,463,240
Fixed income funds	32,480,682	—	—	32,480,682
Total mutual funds	119,943,922	—	—	119,943,922
Common stock	8,431,531	—	—	8,431,531
Total investments at fair value	$128,375,453	$196,483,064	$—	$324,858,517

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

5.           Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total
Common/collective trusts
Lifecycle funds	$—	$81,054,088	$—	$81,054,088
Stable value funds	—	72,598,497	—	72,598,497
Balanced funds	—	48,670,552	—	48,670,552
Total common/collective trusts	—	202,323,137	—	202,323,137
Mutual funds
Stock funds	100,817,708	—	—	100,817,708
Fixed income funds	35,368,030	—	—	35,368,030
Total mutual funds	136,185,738	—	—	136,185,738
Common stock	11,735,427	—	—	11,735,427
Total investments at fair value	$147,921,165	$202,323,137	$—	$350,244,302

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. The Plan’s common/collective trusts are classified as Level 2 as they are valued based on quoted prices in active markets and other observable inputs. The valuation techniques used to measure the fair value of the fully benefit-responsive investment contract that is included within the common/collective trusts category is described in Note 4.

Cenveo 401(k) Savings and Retirement Plan

Notes to Financial Statements

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 2,479,862 and 2,197,646 shares of the Company’s common stock with fair values of $8,431,531 and $11,735,427 as of December 31, 2011 and 2010, respectively.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010
Net assets available for benefits per the financial statements	$334,370,521	$359,237,206
Deemed distributions	(1,381,051)	(1,470,180)
Net assets available for benefits per the Form 5500	$332,989,470	$357,767,026

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Distributions to participants per the financial statements	$38,574,624
Change in deemed distributions	(89,129)
Distributions to participants per the Form 5500	$38,485,495

Cenveo 401(k) Savings and Retirement Plan
Supplemental Schedule
December 31, 2011
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)		EIN#: 84-1250534 Plan #: 001
	(c) Description of
	Investment, Including
(b) Identity of Issue,	Maturity Date, Rate of Interest, Collateral, Par, or	(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value	Value
Mutual Funds:
American Beacon Large Cap Value Fund	823,114	$15,293,453
Harbor Capital International Fund	420,352	22,047,446
Vanguard Extended Market Index	213,574	8,402,002
T. Rowe Price Blue Chip Growth Fund	695,591	26,884,574
Alger SMID Cap Growth Fund	581,627	8,869,815
Invesco Van Kampen Small Cap Value Fund Class Y	381,455	5,965,950
PIMCO Total Return	2,998,103	32,480,682
* Cenveo Common Stock	2,479,862	8,431,531
Common/Collective Trusts:
Putnam Stable Value Fund	72,007,258	72,007,258
Pyramis Index Lifecycle 2000	154,200	1,668,442
Pyramis Index Lifecycle 2005	98,403	1,050,943
Pyramis Index Lifecycle 2010	457,859	4,917,409
Pyramis Index Lifecycle 2015	1,120,172	11,829,021
Pyramis Index Lifecycle 2020	1,766,787	17,862,221
Pyramis Index Lifecycle 2025	1,623,647	16,301,417
Pyramis Index Lifecycle 2030	1,169,640	11,134,969
Pyramis Index Lifecycle 2035	674,252	6,358,197
Pyramis Index Lifecycle 2040	314,380	2,923,735
Pyramis Index Lifecycle 2045	185,125	1,723,519
Pyramis Index Lifecycle 2050	114,510	1,053,493
SSGA S&P 500 Index Flagship	1,832,503	45,204,193
		322,410,270
* Notes Receivable from Participants	4.25% - 11.00%**	11,607,740
		$334,018,010
* Represents a party-in-interest as defined by ERISA ** Maturing from January 2012 through November 2035

See report of independent registered public accounting firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2012	Cenveo 401(k) Savings and Retirement Plan

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer